Exhibit 2.2

TENDER OFFER AGREEMENT

BETWEEN

XPO LOGISTICS, INC.

AND

NORBERT DENTRESSANGLE S.A.

DATED AS OF April 28, 2015

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		2
	1.2.	Interpretation	5
2.	THE OFFER		6
	2.1	Announcement	6
	2.2	Treatment of the Subscription Warrants	6
	2.3	Filing of the Offer	6
	2.4	Company response to the Offer	7
	2.5	Treasury Shares	8
	2.6	No Shop Undertaking	8
3.	ADDITIONAL COVENANTS		8
	3.1	Regulatory Approvals	8
	3.2	Refinancing	10
	3.3	Management/Management incentive program	10
	3.4	Employment	10
	3.5	Headquarters	10
	3.6	Works Council	10
4.	COMPANY COVENANTS		11
5.	REPRESENTATIONS		15
6.	TERMINATION		16
7.	COMMUNICATION		17
8.	NOTICES		17
9.	MISCELLANEOUS		18
	9.1	Waiver - Amendment	18
	9.2	Fees and Expenses	18
	9.3	Entire Agreement; No Third Party Beneficiaries	18
	9.4	Severability	18
	9.5	Specific Performance	19
	9.6	Binding Effect and Assignment	19
	9.7	Governing law and Jurisdiction	19

i

THIS TENDER OFFER AGREEMENT (the “Agreement”) is made on April 28, 2015,

BETWEEN

1.	NORBERT DENTRESSANGLE, a French société anonyme with a share capital of Euros 19.672.482 divided into 9.836.241 shares with a nominal value of Euros 2 each, having its registered office at 192 avenue Thiers, 69006 Lyon, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Lyon under number 309 645 539, represented by Hervé Montjotin, duly authorised for the purpose hereof, hereinafter, the “Company”

AND

2.	XPO LOGISTICS, a company incorporated under the laws of the state of Delaware, whose registered office is at Five Greenwich Office Park, Greenwich, Connecticut 06831 (USA), represented by Mr. Bradley S. JACOBS, duly authorised for the purpose hereof, hereinafter, the “Purchaser”

WHEREAS

(A)	The Purchaser is willing, to acquire for cash, by way of a simplified tender offer, all the Company Shares (other than the Company Shares already owned by the Purchaser or its Affiliates) and all the Subscription Warrants subject to and in accordance with the terms and conditions set forth in this Agreement.

(B)	Simultaneously with the execution of this Agreement, the Purchaser has entered into a share purchase agreement with, DENTRESSANGLE INITIATIVES, Mr. Norbert DENTRESSANGLE, Mrs. Evelyne DENTRESSANGLE, Mr. Pierre-Henri DENTRESSANGLE and Ms. Marine DENTRESSANGLE providing for the acquisition of 6,561,776 Company Shares by the Purchaser (the “Share Purchase Agreement”).

(C)	On the date hereof, the Company Supervisory Board decided, in compliance with Article 261-1 I 2 of the Règlement général de l’AMF (the “AMF General Regulation”), to appoint Ledouble as independent expert (the “Independent Expert”) to produce a report (the “Expert’s Report”) regarding the terms of the Offer, including an opinion that the Offer is fair to the Company’s shareholders from a financial point of view (a “Fairness Opinion”).

(D)	On the date hereof, the Company Supervisory Board (the “Company Supervisory Board”) has approved the execution of this Agreement and confirms that, subject to receiving a Fairness Opinion from the Independent Expert, it supports and intends to recommend the Offer (the “Initial Board Recommendation”).

(E)	The Purchaser and the Company wish to make certain agreements in connection with the Purchaser’s tender offer for the Company, and to set forth certain conditions to such tender offer.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

Unless otherwise expressly provided in this Agreement, capitalized terms used in this Agreement shall have the following meanings:

“Affiliate”	shall mean, in relation to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed thereto in Article L. 233-3 of the French Commercial Code;

“Agreement”	shall have the meaning set forth in the first paragraph of this Agreement;

“AMF”	shall mean the Autorité des marchés financiers;

“AMF General Regulation”	shall have the meaning set forth in Recital (C);

“Antitrust Laws”	shall mean any national, regional, domestic or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition;

“Business Day”	shall mean a day other than (x) a Saturday, a Sunday or (y) a day that is not a trading day (jour de négociation) on any of the Euronext Paris stock exchange, the London Stock Exchange or the New York Stock Exchange, or (z) a day in which banks in Paris, London or New York are authorized or required by law to remain closed;

“Closing”	shall have the meaning set forth in Section 2.3(i);

“Closing Date”	shall have the meaning set forth in Section 2.3(i);

“Commitment”	shall have the meaning set forth in Section 4(ii)(a);

“Communications Plan”	shall have the meaning set forth in Section 7;

“Company”	shall have the meaning set forth in the first paragraph of this Agreement;

“Company Supervisory Board”	shall have the meaning set forth in Recital (D);

“Company Offer Documents”	shall have the meaning set forth in Section 2.4(ii);

“Company Shares”	shall mean (i) all outstanding ordinary shares issued by Company, other than the Treasury Shares, (ii) any additional Company ordinary shares issued as a result of the exercise of Subscription Warrants, (iii) any additional Company ordinary shares which are issued as a result of the vesting (acquisition) of “free shares” (actions attribués gratuitement, within the meaning of Article L. 225-197-1 et seq. of the French Commercial Code) and are no longer subject to a mandatory lock-up period (période de conservation) pursuant to Article L. 225-197-1 et seq. of the French Commercial Code;

“Confidentiality Agreement”	shall mean the confidentiality agreement dated April 17, 2015 between Company and Purchaser;

“Debt Financing Commitment”	shall have the meaning set forth in Section 4(ii)(a);

“Equity Awards”	shall mean the Performance Based Shares and Jacobson Shares;

“Expert’s Report”	shall have the meaning set forth in Recital (C);

“Fairness Opinion”	shall have the meaning set forth in Recital (C);

“Final Board Recommendation”	shall have the meaning set forth in Section 2.4(i);

“Financing”	shall have the meaning set forth in Section 4(ii);

“GAAP”	shall have the meaning set forth in Section 4(ii)(a);

“Governmental Authority”	shall mean any governmental, supranational or regulatory authority, or any court, tribunal, or judicial or arbitral body of competent jurisdiction;

“Group Companies”	means the Company together with its subsidiaries, and “Group Company” means any of them;

“IFRS”	shall have the meaning set forth in Section 4(ii)(a);

“Independent Expert”	shall have the meaning set forth in Recital (C);

“Integration Steering Committee”	shall have the meaning set forth in Section 4;

“Initial Board Recommendation”	shall have the meaning set forth in Recital (D);

“Jacobson Shares”	shall mean the performance based shares in respect of ordinary shares of the Company awarded to the managers and employees of the Company or its Affiliates on October 20, 2014, and that are outstanding and that have not been settled as of the date hereof;

“Offer”	shall have the meaning set forth in Section 2.3(i);

“Offer Price”	shall have the meaning set forth in Section 2.3(i);

“Order”	shall mean any judgment, injunction, order, award, ruling, writ, decree or other restriction of any court or arbitrator or governmental authority having competent jurisdiction;

“Party”	shall have the meaning set forth in the first paragraph of this Agreement;

“Performance Based Shares”	shall mean the performance based shares in respect of ordinary shares of the Company awarded to the managers and employees of the Company or its Affiliates on May 1, 2013 and May 1, 2014, in each case, that are outstanding as of the date hereof, including any performance based shares that are intended to be “free shares” (actions gratuites, within the meaning of Article L. 225-197-1 et seq. of the French Commercial Code) and that have not yet been settled into ordinary shares of the Company (en période d’acquisition) and any performance based shares that have been settled into ordinary shares of the Company (acquisition) but are subject to a mandatory lock-up period (période de conservation) pursuant to Article L. 225-197-1 et seq. of the French Commercial Code;

“Person”	shall mean any individual, corporation (including any not-for-profit corporation), general or limited partnership, limited liability company, joint venture, association, organisation, labour union or other entity or Governmental Authority;

“Purchaser”	shall have the meaning set forth in the first paragraph of this Agreement;

“Purchaser Offer Documents”	shall have the meaning set forth in Section 2.3(ii);

“Representatives”	of a Party shall mean such Party’s Affiliates and the agents, directors, officers, advisors (including financial, legal and accounting advisors) and representatives of such Party and its Affiliates;

“Share Purchase Agreement”	shall have the meaning set forth in Recital (B);

“Subscription Warrants”	shall mean the share subscription warrants granted by Company (i) with an exercise price of €59.55 and an exercise period of June 1, 2016-May 31, 2019 (“Subscription Warrant A”) and (ii) with an exercise price of €59.55 and an exercise period of June 1, 2019-May 31, 2021 (“Subscription Warrant B”), in each case, that are outstanding on the date hereof, granted to employees, directors or other officers of Company and its Affiliates; and

“Treasury Shares”	shall mean outstanding ordinary shares issued by Company held, from time to time, by Company or any of its Affiliates.

1.2.	Interpretation

(a)	The definitions set forth herein shall apply equally to both the singular and plural forms of the terms defined.

(b)	All references in this Agreement to Recitals, Sections, Annexes and Schedules shall be deemed to be references to Recitals, Sections, Annexes and Schedules to this Agreement unless the context shall otherwise require. All Annexes and Schedules attached hereto shall be deemed incorporated in this Agreement as if set forth in full in this Agreement.

(c)	The titles of Articles of this Agreement are for convenience of reference only and shall not affect the interpretation of the provisions of this Agreement.

(d)	The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

(e)	The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)	The word “or” shall be non-exclusive (i.e., where two items or qualities are separated by the word “or” the existence of one item or quality shall not be deemed to be exclusive of the existence of the other, such that the word “or” shall be deemed to include the word “and”).

(g)	If a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day and including the relevant last day of this period of time.

(h)	Unless otherwise expressly provided in this Agreement, any agreement, instrument or statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(i)	Any reference in this Agreement to a “notice” shall be deemed to be a reference to a “written notice” (and the words “notify”, “notified”, “notification” shall be interpreted accordingly).

2.	THE OFFER

2.1	Announcement

Promptly following the execution of this Agreement, the Company, Purchaser and North shall issue a joint press release announcing the Offer.

2.2	Treatment of the Subscription Warrants

The Company shall procure that the terms and conditions of the Subscription Warrants are amended on the occasion of the mixed shareholders’ meeting convened on 21 May 2014, in order to (i) delete the presence condition provided therein, (ii) waive the application of the lock-up provision applicable thereto, (iii) accelerate the exercise window as from a date that cannot be later than the date of completion of the change of control of the Company, and (iv) maintain the exercise period until the deadline currently applicable.

Subject to the amendment of the terms and conditions of the Subscription Warrants being effective and subject to the matters set forth in in paragraphs 2 and 3 of Schedule 2, the Purchaser shall, on the date of completion of the change of control of the Company to the benefit of the Purchaser or no later than 5 Business Days thereafter, acquire the Subscription Warrants from their holders, at a price of (i) Euros 157.95 per Subscription Warrant A and (ii) Euros 157.95 per Subscription Warrant B. Such holders have agreed in the documents attached as Schedule 2 to sell such Subscription Warrants at such price and the Purchaser has agreed to acquire such Subscription Warrants at such price.

2.3	Filing of the Offer

(i)	As soon as reasonably practicable following completion of the transaction contemplated in the Share Purchase Agreement and in any event no later than five (5) Business Days thereafter, the Purchaser shall file with the AMF a mandatory simplified cash offer for all of the Company Shares (other than the Company Shares already owned by the Purchaser or its Affiliates) and, only if the Subscription Warrants have not been acquired by the Purchaser before such filing, such Subscription Warrants, at the prices set forth in Article 2.2 (the “Offer Price”) (together with any subsequent offer of the Purchaser or any Affiliate thereof filed with the AMF, the “Offer”). The Offer Price takes into consideration the distribution of a dividend in an amount of 1.80 Euros (€1.80) per share which will be paid prior to Closing. The completion of the Offer at which the Purchaser pays the Offer Price for the Company Shares pursuant to the terms set forth in the Purchaser Offer Documents shall be referred to as the “Closing,” and the date on which the Closing occurs shall be referred to as the “Closing Date”.

(ii)	In connection with the Offer, the Purchaser shall file with the AMF a draft offer document (note d’information), a regulatory press release (which shall be disseminated in accordance with the AMF General Regulation) and, no later than the Business Day preceding the opening of the Offer, a document presenting the Purchaser’s legal, financial and accounting characteristics (autres informations) (such documents, together with any supplements or amendments thereto, being the “Purchaser Offer Documents”).

The Purchaser shall prepare the Purchaser Offer Documents in compliance with applicable laws and regulations and no later than ten (10) Business Days prior to any filing with the AMF, shall provide the Company with a reasonable opportunity to comment thereon and the Purchaser shall consider in good faith any reasonable comments thereon. The Purchaser shall have the right to amend the terms of the Purchaser Offer Documents after they are filed with the AMF to the extent required to reflect comments from the AMF; provided that the Purchaser shall consult with the Company with respect to any such amendments and shall consider in good faith any reasonable comments of the Company thereon and provided further that in the event such amendments relate to sections of the draft offer document relating to the rationale, background of the offer and the strategic plans and intentions of the bidder, such amendments shall not result in the Offer being less favorable to the Company, its employees and its shareholders.

2.4	Company response to the Offer

(i)	As soon as possible after receipt of the final version of the Expert’s Report (which shall be obtained as soon as practicable following the date hereof), and in any event no later than five (5) Business Days thereafter, provided that such Expert’s report includes a Fairness Opinion, the Company Supervisory Board shall: (a) deliver an opinion that the acquisition of the Company by the Purchaser is in the best interests of the Company, its employees and shareholders, and (b) recommend that its shareholders tender their Company Shares to the Offer (the “Final Board Recommendation”).

(ii)	No later than five (5) Business Days following the later of (i) receipt of the final version of the Expert’s Report, and (ii) the filing of the Offer with the AMF, the Company shall file with the AMF, in accordance with the applicable provisions of the AMF General Regulation, a draft response offer document relating to the Offer (note d’information en réponse), a draft regulatory press release (which shall be disseminated in accordance with the AMF General Regulation) and, no later than the Business Day preceding the opening of the Offer, a document presenting the Company’s legal, financial and accounting characteristics (autres informations) (such documents, together with any supplements or amendments thereto, and any communications with the Independent Expert, being the “Company Offer Documents”). The Company Offer Documents shall include the Expert’s Report and the Final Board Recommendation.

(iii)	The Company shall prepare the Company Offer Documents in compliance with applicable laws and regulations and, prior to filing with the AMF any Company Offer Document or any amendment thereto or responding to any material comments of the AMF to a Company Offer Document, the Company shall provide the Purchaser with a reasonable opportunity to comment on such Company Offer Document or such response to the material comments of the AMF and the Company shall consider in good faith any reasonable comments made by the Purchaser.

2.5	Treasury Shares

The Company undertakes not to sell on the open market or directly or indirectly tender its Treasury Shares into the Offer (including any extension or reopening thereof, if any).

2.6	No Shop Undertaking

The Company agrees to work in good faith expeditiously towards the Closing and the Offer. Between the date hereof and the date falling four (4) months after the Closing Date, the Company agrees that it will not, and will cause its officers, directors, Affiliates, agents and Representatives not to, directly or indirectly, without the Purchaser’s prior consent, take any action to solicit, initiate or encourage the submission of any proposal, negotiation or offer from any Person or entity other than the Purchaser relating to the sale or issuance, of any of the outstanding shares of the Company or the acquisition, sale, lease, license or other disposition of the Company; provided for the avoidance of doubt that the foregoing shall not prevent the Company and its directors from complying with any fiduciary duties.

3.	ADDITIONAL COVENANTS

3.1	Regulatory Approvals

(i)	Each of Purchaser and the Company shall make or cause to be made all filings and submissions required under the HSR Act within five (5) Business Days after the date hereof, and applicable Antitrust Laws of Germany within five (5) Business Days after the date hereof in connection with the consummation of the transaction (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Antitrust Laws). The Company shall deliver, or cause the delivery of all information necessary for Purchaser to make all filings and submissions required under the applicable Antitrust Laws of Russia as promptly as possible, but in any event within ten (10) Business Days after the date hereof. In connection with the transaction, Purchaser and the Company shall promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authorities.

(ii)	Notwithstanding anything herein to the contrary, Purchaser and the Company shall cooperate in good faith with any Governmental Authorities and Purchaser shall, and shall cause each of its Affiliates to, use its reasonable best efforts to undertake promptly any and all actions (including to sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Purchaser or their respective Affiliates, without limitation) required to enable all waiting periods under the HSR Act and any other applicable Antitrust Laws to expire, and to avoid or eliminate impediments under the HSR Act and any other applicable Antitrust Laws asserted by any Governmental Authority, in each case, to complete the transaction expeditiously and lawfully.

(iii)

Purchaser and the Company each shall diligently assist and cooperate with each other in preparing and filing any and all written communications that are to be submitted to any Governmental Authorities in connection with the transaction and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by Purchaser or any of its Affiliates in connection with the transaction, which assistance and cooperation shall include: (i) timely furnishing to the other Party all information concerning the other Party that counsel to the other Party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (ii) promptly providing the other Party with copies of all written communications to or from any Governmental Authority relating to any Antitrust Law; provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (iii) keeping the other Party reasonably informed of any communication received or given in connection with any proceeding by the other Party, in each case regarding the transaction; and (iv) permitting the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Authority, in each case regarding the transaction. Neither Purchaser or its Affiliates, on one hand, nor the Company, on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Governmental Authority with respect to any filings, applications, investigation, or other inquiry regarding the transaction or as to any filings under the HSR Act or any other applicable Antitrust Laws, without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting, telephone call or discussion. Without prejudice to the other provisions of this Section 4(c), Purchaser shall, on behalf of the parties, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transaction; provided, however, that Purchaser shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with the Company prior to taking any material substantive positions or submissions or entering into any negotiations concerning such approvals, as applicable. The Purchaser shall not, without the prior written consent of the Company, not to be unreasonably withheld taking into account the mutual intention and agreement of the Parties as set forth herein to enable all waiting periods under the HSR Act and any other applicable Antitrust Laws to expire, and to avoid or eliminate impediments under the HSR Act and any other applicable Antitrust Laws asserted by any Governmental Authority, in each case, to complete the transaction expeditiously and lawfully, withdraw any filing or submission made in accordance with this Section 3; provided, however, that following consultation with the Company, the Purchaser may withdraw and refile each such filing or submission on one occasion without obtaining the consent of the Company.

(iv)

If, Purchaser determines to hold separate, upon the consummation of the transaction, any business, assets or subsidiary of the Company or any subsidiary in order to comply with any applicable Antitrust Law, including by agreeing to operate and manage such businesses, assets and/or subsidiary separate from the reminder of the Purchaser, the Company shall take all actions reasonably requested by the Purchaser to assist the Purchaser in (i) the identification and segregation of such business, assets or subsidiary as of the time Closing, and (ii) causing the board of directors (or other governing body) and management of the entities conducting such businesses or holding such assets to cooperate with Purchaser in effecting any matters necessary or desirable to effect and facilitate such arrangement as of the Closing.

3.2	Refinancing

With respect to the financing agreements set forth on Schedule 1 (the “Scheduled Debt”, to the extent that such financing agreements would allow the applicable holders of the Scheduled Debt to require such Group Company to immediately repay any such outstanding Scheduled Debt upon a change of control of the Group Companies, the Purchaser shall make available or cause to be made available to the Group Companies any funds necessary to make such repayment as and when due and payable, provided that the source of such funds shall be determined in the Purchaser’s absolute discretion, including pursuant to (i) equity contributed to the Group Companies, (ii) debt incurred by the Group Companies and owed to third parties, (iii) debt incurred by the Group Companies and owed to Purchaser or any subsidiary thereof, or (iv) any combination of the foregoing. In addition, to the extent reasonably requested by the Purchaser, the Group Companies shall use reasonable best efforts to assist the Purchaser in amending any of the Scheduled Debt to waive the change of control provisions contained therein in connection with the transaction.

3.3	Management/Management incentive program

The Purchaser intends to ensure continuity of the management of the Group Companies following the completion of the Offer and shall to this end implement the management incentive program attached as Schedule 2 subject to the terms and conditions set forth thereon.

The Purchaser acknowledges that the Purchaser or the Company, as applicable, will cause the Equity Awards to be treated as provided on Schedule 2.

3.4	Employment

The Purchaser intends not to reduce the total number of full-time employees in France for a period of eighteen (18) months from the Closing Date.

3.5	Headquarters

The Purchaser intends to maintain the European headquarters of the Group Companies in Lyon, France, and undertakes to maintain for a period of five (5) years after the Closing Date the headquarters and center of decision of the Company’s European logistics business in Paris and the Company’s transportation business in the department of Drôme.

3.6	Works Council

The Purchaser will cooperate with the Company in connection with its communication to the employees of the Group Companies in respect of the Offer. The Company will initiate such consultation immediately following the announcement of the execution of the present Agreement.

4.	COMPANY COVENANTS

(i)	Conduct of Business.

From the date hereof until the Closing Date, the Company shall, and shall cause each of the Group Companies to, operate its business in the ordinary course consistent with past practice.

In addition, and without limiting the generality of the foregoing, during such period, the Company shall not and shall cause the Group Companies not to, without the written prior consent of the Purchaser (which shall not be unreasonably withheld):

(a) declare or issue any dividends or distribution in respect of any of its share capital or other equity or voting interests (except for the payment of the dividend submitted to the Company’s general shareholders’ meeting of May 21, 2015 or distribution of dividends by wholly owned subsidiaries to the Company in ordinary course), or split, combine or reclassify any of its share capital or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its share capital;

(b) amend the Company by-laws or the by-laws of any subsidiary of the Company;

(c) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization;

(d) enter into a joint venture or partnership or similar third-party business enterprise that is material to the operations of the Group Companies (taken as a whole);

(e) except if to the benefit of an entity controlled by the Company, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any share capital or other equity or voting interests of any material Group Company, or securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of any material Group Company, or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of any material Group Company or such convertible, exchangeable or exercisable securities;

(f) acquire or dispose of any assets or share capital from or to any other Person, other than acquisitions or dispositions at or below fair market value with a purchase price not in excess of 3/1000 of the annual turnover of the Group Companies for 2014 individually;

(g) incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any indebtedness for borrowed money in an amount exceeding €1,000,000 in the aggregate, other than in respect of previously budgeted borrowings to support asset financing and capital expenditures;

(h) make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures in the amounts set forth in the Company’s existing capital budget or otherwise in the ordinary course of business consistent with past practice;

(i) make any material changes with respect to accounting policies or procedures, except as required by changes in IFRS or the AMF;

(j) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any litigation requiring payment by any Group Company in excess of €1,000,000;

(k) except as required by applicable law, make, change or revoke any material tax election, change any material tax accounting method, settle or compromise any material tax liability or proceeding, or amend any material tax return;

(l) except as required by applicable law or as contemplated by this Agreement:

(A) grant or provide any severance or termination payments or benefits to any director, officer or other employee of any Group Company (other than pursuant to existing employment agreements or in the ordinary course of business consistent with past practice);

(B) materially increase or agree to materially increase the compensation (including wages, salaries, bonuses or benefits), or make any new equity awards, to any director, officer or other employee of any Group Company) to the extent such actions would require the approval by the Chairman of the Management Board of the Company pursuant to the internal policies of the Company; or

(C) hire or terminate the employment (other than for cause) of any officer whose annual base salary exceeds €200,000;

(m) take any action that would require the approval of, notification to, or an opinion from the Supervisory Board of the Company in accordance with applicable law or the internal rules thereof (règlement intérieur); or

(n) agree, authorize or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

(ii)	Financing Cooperation.

Prior to the Closing Date, the Company shall and shall cause each of the Group Companies and their respective officers, employees and advisors, including legal and accounting advisors, accountants, attorneys and auditors to provide such reasonable cooperation to the Purchaser as may be requested by Purchaser to the extent permitted by laws (and the request will be precise and specific as reasonably practicable) in connection with the arrangement of financing by Purchaser for purposes of this Agreement and the Share Purchase Agreement (the “Financing”), including by:

(a)	promptly providing customary financial statements and financial information regarding the Group Companies as may be reasonably requested in writing by

Purchaser (x) in order to consummate the Financing or (y) as necessary to satisfy the conditions set forth in the debt commitment letters received by the Purchaser and dated as of the date hereof (the “Debt Financing Commitment”), including (1) International Financial Reporting Standards adopted by the International Accounting Standards Board (“IFRS”) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the 2012, 2013 and 2014 fiscal years of the Company (2) IFRS unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company reviewed by the auditors in accordance with PCAOB AU722 for each subsequent fiscal quarter ended at least 60 days before the Closing Date, other than with respect to any quarter-end that is also a fiscal year-end, and (3) all financial information about the Group Companies reasonably requested by Purchaser to (X) prepare customary pro forma financial statements customarily included in offering documents for high yield debt securities and (Y) assist Purchaser in reconciling the financial statements described in the foregoing clauses (1)-(3) to United States generally accepted accounting principles (“GAAP”), and (4) financial information that would be necessary in order to receive customary “comfort” (including “negative assurance” comfort) from independent accountants of Purchaser and the Company in connection with the offering of such securities (and the Company shall arrange the delivery of such comfort with respect to such information);

(b)	cooperating with the marketing and due diligence efforts of Purchaser and their financing sources, including by assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, prospectuses, private placement memoranda, lender and investor presentations, bank information memoranda, business projections and similar documents required in connection with the Financing and any syndication thereof and assisting in identifying any portion of any information contained in any such offering documents that constitutes material non-public information as to any Group Company;

(c)	furnishing the Purchaser at least six (6) Business Days prior to the Closing Date with documentation and other information about the Group Companies expressly and specifically required by the Purchaser to comply with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, provided that it has received a precise list of such documentation and other information at least nine (9) Business Days prior to Closing;

(d)	executing and delivering certificates, legal opinions and other customary documents relating to the Financing, in each case, with effect from and after the Closing, as may be reasonably requested by Purchaser (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing Date);

(e)

designating members of senior management of the Group Companies to execute customary authorization letters, and assisting in obtaining comfort letters (including “negative assurance” comfort), and accountants’ consent letters and assisting Purchaser and its counsel with obtaining the customary legal opinions required to be delivered with respect to any offering documents in connection with the Financing and otherwise procuring the assistance of auditors to the extent needed in finalizing and producing customary comfort on the information contained in any offering memorandum;

(f)	facilitating the execution and delivery (at Closing) of definitive documents related to the Financing;

(g)	designating and causing members of senior management of the Group Companies to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing at mutually agreeable times and upon reasonable notice;

(h)	facilitating the taking of all reasonable corporate actions by the Group Companies, subject to the occurrence of the Closing, necessary to permit the completion of the Financing, including executing and delivering any guarantee and any customary pledge and security documents by the Group Companies, in each case, with effect from and after the Closing as may be reasonably requested by the Purchaser (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing Date);

(i)	using reasonable best efforts to assist Purchaser in connection with the preparation of pro forma financial information and financial statements to be included in any offering documents;

(j)	using reasonable best efforts to assist in reconciling the financial statements of the Group Companies to GAAP;

(k)	reasonably cooperating in connection with the pay-off of existing indebtedness of the Group Companies and the release of related liens and termination of related security interests and the obtaining of customary pay-off and release letters (including by delivery of timely notices of repayment or prepayment);

provided, however, that nothing in this Agreement shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Group Companies, or would violate or infringe any applicable law in any material respect. The Group Companies shall not be required to pay any commitment or other fees (except to the extent immediately reimbursed by the Purchaser) or provide any security or incur any other liability (except for amounts immediately reimbursed by the Purchaser) in connection with the debt financing prior to Closing. Neither the obtaining of the Financing, nor the completion of any issuance of securities contemplated by the Financing is a condition to the Closing. The Purchaser reaffirms its obligation to consummate the transactions contemplated by this Agreement and the Share Purchase Agreement irrespective and independently of the availability of the Financing or the completion of any such issuance, subject to the satisfaction of the conditions set forth in Article 7 of the Share Purchase Agreement.

In no event shall any Financing be permitted which might expose the Group Companies (or its management) to any criminal liability.

Notwithstanding anything to the contrary provided herein or in any other agreement among the parties hereto, Purchaser shall be permitted to disclose this Agreement and related documentation to any potential lenders or investors, subject to customary confidentiality undertakings by such potential lenders or investors with respect thereto.

Purchaser shall indemnify, defend and hold harmless each of the Group Companies and their respective partners, members, managers, employees, accountants, legal counsel and other representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing and the performance of their respective obligations under this Section 4.(ii) and any information utilized in connection therewith, other than to the extent arising from (x) historical information relating to the Group Companies provided by the Group Companies in writing specifically for use in the Financing offering documents or (y) the wilful misconduct of the Group Companies or their respective partners, members, managers, employees, accountants, legal counsel and other representatives.

(iii)	Integration Planning.

From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company and the Purchaser shall organize a steering committee (the “Integration Steering Committee”) comprised of three (3) Representatives of the Purchaser (as designated by the Purchaser), the Chairman of the Supervisory Board of the Company, the CEO of the Company and the CFO of the Company, and any other members who the foregoing shall determine from time to time. The Integration Steering Committee shall meet on a weekly basis in order to discuss and prepare the integration of the Company into the Purchaser’s group as from the Closing Date, and the Integration Steering Committee shall organize, and the Company shall grant, reasonable access to the Purchaser and its Representatives to properties, senior managers and books and records of the Company as may be reasonably necessary in connection with such integration, as well as visits of the sites of the Group Companies and of the Purchaser’s group; provided that no such access or examination of books and records shall be permitted to the extent that it would violate any applicable law.

5.	REPRESENTATIONS

(i)	Each of the Company and the Purchaser represents that it has the legal right and full power and authority to enter into and perform this Agreement. This Agreement constitutes legal, valid and binding obligations on each of the Company, and the Purchaser in accordance with its terms.

(ii)	The Company represents to the Purchaser that as of the date of this agreement:

(a)	The issued share capital of the Company is comprised of 9,836,241 shares fully paid, including 38,578 treasury shares.

(b)	A maximum of 223,196 shares may be issued by the Company upon the exercise of the Equity Securities issued on the date hereof and described and allocated among their holders in Schedule 2. If so issued, the share capital of the Company would be comprised of 10,059,537 shares on a fully diluted basis.

(c)

Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Group Companies: to the knowledge of the Company, neither the Company nor any of its subsidiaries nor director, officer, agent, employee or affiliate of the Company or any of its subsidiaries has, during the past two years (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful payment to any political party, party official or candidate to influence official action, (ii) made any direct or indirect unlawful payment from corporate funds to any foreign or domestic government official or employee acting in an official capacity for the purpose of influencing any act or decision of such person, (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (iv) to the extent applicable to the Company or any subsidiary, violated or is in violation of any provision of (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules, regulations and guidance promulgated thereunder, (B) Bribery Act 2010 (c.23), as amended, and the rules, regulations and guidance promulgated thereunder, or (C) any other law or regulation that prohibits corruption or bribery, or (v) has been notified in writing that it is being investigated by a Governmental Authority or been the subject of any allegations, with respect to conduct within the scope of clauses (i) through (iv) above.

(d)	To the knowledge of the Company, each Group Company is in compliance in all material respects with all United States economic sanctions, laws, executive orders, and implementing regulations as promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. To the knowledge of the Company, no Group Company (i) is a Person designated by the United States government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a United States Person cannot deal or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of United States economic sanctions laws such that a United States Person cannot deal or otherwise engage in business transactions with such Person, or (iii) is controlled by (including by virtue of such Person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of United States economic sanctions such that a United States Person cannot deal or otherwise engage in business transactions with such government.

(e)	The investment banking, legal, accounting and other professional and out-of-pocket fees and expenses payable by Company in respect of this Agreement and the Share Purchase Agreement and negotiating and consummating the transactions contemplated hereby and thereby will not exceed in total the amount set forth on Schedule 3.

6.	TERMINATION

This Agreement may only be terminated as follows:

•	by mutual written consent of the Purchaser and the Company;

•	by either Party, in the event that the transaction contemplated to occur on the closing date of the Share Purchase Agreement fails to occur or the Share Purchase Agreement is terminated.

7.	COMMUNICATION

The Parties have agreed on a joint press release announcing this Agreement, the Share Purchase Agreement and the transactions contemplated hereby and thereby and a communications plan with regards thereto (the “Communications Plan”). Except for such joint press release, statements consistent with the Communications Plan or as may be required by applicable laws or regulations, which is subject to the following sentence, the Company agrees that it will not issue any press release, make any public statement, or otherwise communicate publicly (including off-the-record or private interviews with journalists) with respect to this Agreement, the Share Purchase Agreement and the transactions contemplated hereby and thereby without the written consent of the Purchaser, which shall have the right to review and comment upon any such release, statement or communication. In the event the Company is required (in the reasonable opinion of counsel) by applicable law or regulation to make any public announcement related to the Share Purchase Agreement and the transactions contemplated hereby and thereby other than is consistent with the joint press release and Communications Plan, the Company shall give Purchaser a reasonable opportunity to review and comment upon such communication before it is disseminated.

8.	NOTICES

All notices, requests, demands, and other communications which are required or may be given under this Agreement shall be in writing in English and shall be delivered by (i) hand delivery against receipt signed and dated by the addressee, (ii) e-mail (with a confirmation copy sent within twenty-four (24) hours after transmission by registered air mail return receipt requested), or (iii) registered mail return receipt requested, and shall be addressed to the other Parties at the respective address set forth below or to such other address or place as such Parties may from time to time designate, in writing to the other Parties, in accordance with the provisions hereof and, in each case, with a copy by email.

To the Purchaser:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

Attention: Gordon Devens

gordon.devens@xpologistics.com

With copy to:

Wachtell, Lipton, Rosen & Katz

Adam O. Emmerich

51 West 52nd Street | New York, NY 10019-6150

aoemmerich@wlrk.com

and

Darrois Villey Maillot Brochier

Bertrand Cardi

69, avenue Victor Hugo | 75783 Paris Cedex 16

bcardi@darroisvilley.com

To the Company:

Norbert Dentressangle

192 avenue Thiers

69006 Lyon

France

Attention: Hervé Monjotin

herve.montjotin@norbert-dentressangle.com

with a copy to:

Bredin Prat

Olivier Assant

130 rue du Faubourg Saint Honoré |75008 paris

oa@bredinprat.com

Notice given pursuant to paragraph (i), (ii) (iii) above shall be deemed effectively given when received.

9.	MISCELLANEOUS

9.1	Waiver - Amendment

No waiver or amendment of this Agreement shall be effective unless in writing and executed by or on behalf of each of the Parties.

9.2	Fees and Expenses

All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated herein shall be paid by the Party incurring such expenses.

9.3	Entire Agreement; No Third Party Beneficiaries

This Agreement and the Annexes hereto (and any other agreements entered into on or subsequent to the date hereof) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, except as regards the Confidentiality Agreement. This Agreement is not intended to, and does not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

9.4	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions shall continue in full force without being impaired or invalidated in any way. The Parties agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.5	Specific Performance

The Parties agree that they would suffer irreparable damages in the event that any provision of this Agreement is not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance (exécution forcée) of the terms hereof, in addition to any other remedy at law that may be available. Accordingly, the Parties expressly waive the exclusion of specific performance under Article 1142 of the French Civil Code.

9.6	Binding Effect and Assignment

This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and permitted assigns.

The Parties acknowledge that the rights and obligations of a Party under the Agreement may not be directly or indirectly assigned without the prior written consent of the other Parties. Notwithstanding the foregoing, Purchaser may assign its rights and obligations under this agreement to any wholly owned subsidiary without the consent of any other Party; provided, that no such assignment shall relieve Purchaser of any obligations hereunder, unless agreed to by the Parties.

9.7	Governing law and Jurisdiction

(i)	This Agreement shall be exclusively governed by and construed in accordance with the substantive laws of France, without regard to the principles of conflicts of laws thereof to the extent they would require the application of the laws of another jurisdiction.

(ii)	Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris (Tribunal de commerce de Paris).

[Signature pages follow]

Entered into in Paris

On April 28, 2015

In two (2) original copies

NORBERT DENTRESSANGLE S.A.

By:	/s/ Hervé Montjotin
Name:	Hervé Montjotin
Title:	Chief Executive Officer

[Signature Page 1 to Tender Offer Agreement]

XPO LOGISTICS, INC.

By:	/s/ Bradley S. Jacobs
Name:	Bradley S. Jacobs
Title:	Chairman and Chief Executive Officer

[Signature Page 2 to Tender Offer Agreement]